Legal Proceedings:

The United States Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG"), the Wisconsin Attorney General ("WAG"), and the Wisconsin Department of Financial Institutions ("WDFI") are investigating active trading of the Strong Funds by employees of Strong, including Richard S. Strong, former employee and Chairman of Strong. The Independent Directors of the Strong Funds are also investigating these matters, with the assistance of counsel and an independent consulting firm. Fund expenses related to the investigation are reimbursed by Strong. The Independent Directors intend to obtain appropriate redress if they determine that the Strong Funds were harmed. In addition, Strong has received a subpoena from the West Virginia Attorney General ("WVAG") requesting documents, if any, related to market timing and late trading practices. Effective November 2, 2003, the Independent Directors accepted Mr. Strong's resignation as Chairman of the Strong Funds' Boards. Effective December 2, 2003, Mr. Strong resigned as Director of the Strong Funds' Boards, as Chairman, Chief Investment Officer and Director of Strong, and as Chairman and Director of Strong Financial Corporation, and its affiliates.

Strong is aware of a complaint filed and simultaneously settled on September 3, 2003 (the "Complaint"), by NYAG on behalf of the State of New York, against Canary Capital Partners, LLC, et al. (collectively, "Canary"), which alleges that Canary engaged in certain improper trading practices characterized as "late-day trading" and "market timing" with various mutual funds. Strong and certain Strong Funds are referenced, although not named as parties in the Complaint, with respect to the market timing allegations. On September 5, 2003, the SEC began an inquiry based on matters related to, and set forth in, the Complaint. On September 24, 2003, the WDFI asked that certain information and documents be provided related to the matters referenced in the Complaint.

Strong is currently cooperating with the NYAG, the SEC, the WAG, the WDFI, and the WVAG with respect to their separate inquiries into these matters. On September 26, 2003, Strong announced its commitment to make appropriate reimbursement if it is determined that the transactions set forth in the Complaint adversely affected investors in the Strong Funds referenced in the Complaint. On October 30, 2003, Mr. Strong announced that he has committed to personally compensate the Strong Funds for any financial losses they may have experienced as a result of his transactions.

As of the date of this Report, Strong is aware of multiple shareholder class and derivative actions ("Actions") filed since September 4, 2003, with respect to the factual matters referenced in the Complaint naming, among others, Strong, Strong Funds, Strong affiliates, and certain of their officers and directors as defendants. These Actions have been filed in the following federal and state courts: U.S. District Court for the Southern District of New York; U.S. District Court, District of New Jersey; U.S. District Court, Eastern District of Wisconsin,Milwaukee Division; U.S. District Court,Western District of Wisconsin; Superior Court of New Jersey Law Division of Hudson; State of Wisconsin Circuit Court, Milwaukee County; State of Wisconsin Circuit Court,Waukesha County; Supreme Court of the State of New York; Superior Court of the State of California, County of Los Angeles; and U.S. District Court, District of Connecticut. The Actions generally allege, among other things, that the defendants violated their fiduciary duty to fund shareholders and certain retirement plan participants, and made false and misleading statements in the funds' prospectuses in violation of federal and state securities laws. The Actions generally seek one or more of the following: compensatory damages, punitive damages, special damages, exemplary damages, rescission, restitution, payment of plaintiffs' attorneys' fees and experts' fees, and/or replacement of the Board of Directors of the Strong Funds. Additional lawsuits may be filed in the same or other venues presenting allegations and demands for relief. Strong expects that any such lawsuits would contain allegations including the matters discussed here and that the demands for relief would not materially differ from those described above. Based on available information, Strong and the Strong Funds do not currently believe that any of the pending Actions or the regulatory inquiries will have a material impact on any of the Strong Funds.